Filed by Equitrans Midstream Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Equitrans Midstream Corporation

Commission File No. 001-38629

Date: March 11, 2024

The following Equitrans Midstream Corporation employee communication relates to the proposed transaction between Equitrans Midstream Corporation and EQT Corporation, pursuant to that certain Agreement and Plan of Merger, dated as of March 10, 2024, by and among EQT Corporation, Humpty Merger Sub Inc., Humpty Merger Sub LLC and Equitrans Midstream Corporation.

:: a message on behalf of Diana Charletta

Earlier today, we issued a joint news release (link) announcing that we have entered into an agreement with EQT Corporation (EQT) whereby EQT will acquire Equitrans Midstream Corporation in an all-stock transaction. Each outstanding share of Equitrans common stock will be exchanged for 0.3504 shares of EQT common stock, representing an implied value of $13.15 per Equitrans share based on the closing price of EQT common stock on March 8, 2024. At the close of the combination with EQT, ETRN shareholders are expected to own approximately 26% of the combined company.

We have scheduled an all-employee meeting for today, Monday, March 11, 2024, at 10:00am (ET), during which I will explain the rationale and background for this transaction. Please join the Teams Live Event using this link: March 11 Employee Meeting

As discussed on our last earnings call, E-Train’s Board of Directors has been engaged in a process with third parties that expressed interest in the company. With the expected near-term completion of MVP and our view of the strength of our existing asset base, we were not surprised by the interest in Equitrans. After extensive review, we, and our Board of Directors unanimously believe this merger with EQT is the right path for Equitrans and our stakeholders.

In November 2018, we launched E-Train as an independent, publicly traded company. We have made meaningful strides as an independent midstream company, particularly in the areas of safety, operations, sustainability, and culture. At the same time, the energy landscape around us has changed significantly in just five years.

We believe that the operational overlap between E-Train and EQT, combined with our exceptional asset base, will enable both companies to unlock their full potential upon the completion of MVP and for years to come. At 8:00 AM (ET), EQT and E-Train will be hosting an analyst call to discuss the acquisition and will be providing more details around the expected benefits of the transaction. We encourage you to listen in via this link: EQT Analyst Call

We recognize there are questions and uncertainty in any merger or acquisition – and it is critically important that each of us stay focused on the task at hand to ensure safety remains our top priority, above all else. We must continue to operate business as usual. We will be working during the next several months to develop an integration timeline and will keep you informed as the transaction process evolves. We expect the transaction to close during the fourth quarter of 2024, subject to the approval of EQT shareholders and Equitrans shareholders, regulatory clearance and other closing conditions.

We value the work and contributions that each of you have made and appreciate your dedication and perseverance. During the past five years, we have earned our success because of you – your commitment to the communities where we operate, your focus on preserving and protecting the environment, and your relentless focus on safety. Thank you for making E-Train one of the best midstream operators in the industry.

Diana

Additional Information:

A transaction overview and FAQs can be found here: About the Transaction (link)

For HR-related questions or information, please send an email to: HR Communications

Cautionary Statement Regarding Forward-Looking Information

This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Forward-looking statements are not statements of historical fact and reflect the Company’s and Parent’s current views about future events. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between the Company and Parent, the expected closing of the proposed transaction and the timing thereof and the pro forma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Information adjusted for the proposed transaction should not be considered a forecast of future results. Although we believe our forward-looking statements are reasonable, statements made regarding future results are not guarantees of future performance and are subject to numerous assumptions, uncertainties and risks that are difficult to predict. Actual outcomes and results may be materially different from the results stated or implied in such forward-looking statements included in this communication.

Actual outcomes and results may differ materially from those included in the forward-looking statements in this communication due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that our shareholders may not adopt the merger agreement, the possibility that the shareholders of Parent may not approve the issuance of Parent common stock in connection with the proposed transaction, the risk that the Company or Parent may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the Company’s common stock or Parent’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of the Company and Parent to retain and hire key personnel, on the ability of the Company to attract third-party customers and maintain its relationships with derivatives and joint venture counterparties and on the Company’s operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected, the volatility in commodity prices for crude oil and natural gas, the ability to construct, complete and place in service the Mountain Valley Pipeline project; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; the ability of management to execute its plans to meet its goals and other risks inherent in the Company’s and Parent’s businesses; public health crises, such as pandemics and epidemics, and any related government policies and actions; the potential disruption or interruption of Company’s or Parent’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond the Company’s or Parent’s control; and the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and other factors detailed in the Company’s and Parent’s Annual Reports on Form 10-K for the year ended December 31, 2023 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All such factors are difficult to predict and are beyond the Company’s and Parent’s control. Additional risks or uncertainties that are not currently known to the Company or Parent, that Company or Parent currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this communication. The Company and Parent undertake no obligation to publicly correct or update the forward-looking statements in this communication, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Information For Investors And Shareholders; Additional Information And Where To Find It

In connection with the proposed transaction between the Company and Parent, Parent intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of the Company and Parent and that will also constitute a prospectus of Parent (the “joint proxy statement/prospectus”). The Company and Parent also intend to file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the joint proxy statement/prospectus or the registration statement or any other document that the Company or Parent may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PARENT, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of the Company and the shareholders of Parent. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by the Company or Parent through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company may be obtained free of charge on the Company’s website at www.ir.equitransmidstream.com. Copies of the documents filed with the SEC by Parent may be obtained free of charge on Parent’s website at www.ir.eqt.com/investor-relations.

Participants In The Solicitation

The Company and Parent and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 4, 2024. To the extent such person’s ownership of the Company’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding Parent’s directors and executive officers and their ownership of Parent’s securities is set forth in Parent’s filings with the SEC, including Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 1, 2024. To the extent such person’s ownership of Parent’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer OR Solicitation

This communication relates to the proposed transaction between the Company and Parent. This communication is for informational purposes only and shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.